FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, R L Pennant-Rea
†
, P J Ryan, M A Sosnovski°, S Stefanovich°,T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
D R A F T    M E D I A    R E L E A S E
Gold Fields Acquires Additional Shareholding in
Sino Gold
Johannesburg, February 21, 2006: Gold Fields Limited (Gold
Fields) (NYSE and JSE: GFI) is pleased to announce that it has acquired an additional 7.8 million shares in Sino Gold Limited. The shares were purchased directly from Standard Bank London Limited.
Following the acquisition, Gold Fields holds approximately 14% of
Sino.
Gold Fields is one of the world’s largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold
Fields has its primary listing on the Johannesburg Securities
Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields’
operations are ISO 14001 certified.
-ends-
Enquiries:
G o l d    F i e l d s
Willie Jacobsz
+27 11 644-2505
williej@goldfields.co.za
Nerina Bodasing
+27 11 644-2630
nerinab@goldfields.co.za
Cheryl Martin
(303) 796-8683
camartin@gfexpl.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 February 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs